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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO (Amendment No. 1)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

INTRAWARE, INC.
(Name of Subject Company (issuer) and Name of Filing Person (Offeror))

Common Stock, par value $0.001 per share
(Title of classes of securities)
46118M103
(CUSIP number of common stock)
Paul D. Warenski, Esq. Senior Vice President, General Counsel and Secretary 25 Orinda Way Orinda, California 94563 (925) 253-4500
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:
N. Anthony Jeffries, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

CALCULATION OF FILING FEE
Transaction Valuation	Amount of Filing Fee
$ 313,074*	$ 9.61*

* Previously paid.
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third party tender offer subject to Rule 14d-1
☒ issuer tender offer subject to Rule 13e-4
☐ going private transaction subject to Rule 13e-3
☐ amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

AMENDMENT NO. 1 TO SCHEDULE TO

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this "Amendment"), filed with the Securities and Exchange Commission (the "SEC") on April 12, 2007, amends and supplements the Tender Offer Statement on Schedule TO dated March 12, 2007 (the "Initial Statement"), and relates to an offer by Intraware, Inc., a Delaware corporation ("Intraware") to certain holders of outstanding options to purchase its Common Stock under the 1996 Stock Option Plan, as amended, that have a per share exercise price of $5.00 or more, to exchange such options for restricted stock units as set forth under the Offer to Exchange Certain Outstanding Options for Restricted Stock Units dated March 12, 2007 (the "Offer to Exchange") and upon the terms and subject to the conditions described in the Offer to Exchange, the Election Form attached thereto as Exhibit (a)(1)(C) and Summary of Terms attached thereto as Exhibit (a)(1)(A). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Exchange.

This Amendment No. 1 is made to report the results of the Offer to Exchange.

Item 4. Terms of the Transaction.

Item 4 of the Initial Statement is hereby amended and supplemented by including the following:

"The offering period expired at 5:00 p.m., Pacific Time, on April 9, 2007. Pursuant to the Offer to Exchange, Intraware has accepted for cancellation options to purchase an aggregate of 130,515 shares of Intraware's common stock and granted restricted stock units to purchase 52,769 shares of Intraware's common stock. Included in these figures are options to purchase an aggregate of 98,000 shares of Intraware's common stock previously held by our executive officers identified in the Initial Statement, who received a total of 40,795 restricted stock units in the Offer to Exchange. In addition, Justin Benson, who became an executive officer on April 4, 2007, exchanged options to purchase an aggregate of 4,562 shares of Intraware's common stock and received a total of 1,193 restricted stock units. We will enter into Restricted Stock Unit Agreements dated April 9, 2007, with each participating employee."

This Amendment No. 1 to the Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTRAWARE, INC. /s/ Paul D. Warenski Paul D. Warenski Senior Vice President, General Counsel and Secretary

Date: April 12, 2007